Exhibit (a)(5)(G)

Contact:	Patrick E. Flanigan III	Brian Gill
	VP, Investor Relations	VP, Corporate Communications
	Celgene Corporation	Celgene Corporation
	(908) 673-9969	(908) 673-9530

Celgene Announces Expiration of Cash Tender Offer for Shares of Receptos, Inc.

SUMMIT, NJ – (August 25, 2015) – Celgene Corporation (NASDAQ:CELG) today announced that its tender offer to purchase any and all issued and outstanding shares of common stock of Receptos, Inc. at a price of $232.00 per share, net to the seller in cash, without interest and less required withholding taxes, expired at 12:00 midnight ET, at the end of the day on Monday, August 24, 2015.

The depositary for the tender offer has advised that, as of the expiration of the offer, a total of approximately 26,177,855 shares were validly tendered and not withdrawn in the tender offer (including shares delivered through notices of guaranteed delivery), representing approximately 83% of Receptos’ outstanding shares. Celgene, through a wholly-owned subsidiary, will accept for payment all shares that were validly tendered and not withdrawn prior to expiration of the offer, and payment for such shares will be made promptly, in accordance with the terms of the offer.

Celgene expects to effect the merger in the coming days, with Receptos surviving as a wholly-owned subsidiary of Celgene. As a consequence of the merger, each outstanding Receptos share not tendered and purchased in the offer (other than those as to which holders properly exercise dissenters rights) will be converted into the right to receive the same $232.00 per share price, without interest and less any required withholding taxes, that was paid in the tender offer. Following the merger, Receptos’ common stock will cease to be traded on the NASDAQ Global Market.

About Celgene

Celgene Corporation, headquartered in Summit, New Jersey, is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of innovative therapies for the treatment of cancer and inflammatory diseases through gene and protein regulation. For more information, please visit www.celgene.com. Follow Celgene on Social Media: @Celgene, Pinterest, LinkedIn and YouTube.

Forward Looking Statements

This press release contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, and speak only as of the date they are made. Celgene undertakes no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and may be beyond the control of Celgene. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in Celgene’s public reports filed with the Securities and Exchange Commission.

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